CUSIP No. 84760T100               13G                         Page 1 of 7 Pages





                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
              TO RULE 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(b)

                                (Amendment No. 1)




                           SPECTRASITE HOLDINGS, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, par value $.001
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    84760T100
-------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2001
-------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[  ] Rule 13d-1(d)




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CUSIP No. 84760T100               13G                         Page 2 of 7 Pages


1.       NAME OF REPORTING PERSON                    SBC Communications Inc.
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:           43-1301883

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
         (a)
         (b)

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION:   Delaware

------------------------------------------------------------------- -----------
NUMBER OF         5.       SOLE VOTING POWER:                                 0
SHARES
BENEFICIALLY      6.       SHARED VOTING POWER:                      13,200,000
OWNED BY
EACH              7.       SOLE DISPOSITIVE POWER:                           0
REPORTING
PERSON WITH       8.       SHARED DISPOSITIVE POWER:                 13,200,000
-------------------------------------------------------------------------------

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON:                                              13,200,000 shares

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                    [  ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):  8.62%
         (based on 153,156,320 shares outstanding on October 31, 2001, and 3,469,142 shares (the estimated number of shares to be issued to SBC Tower Holdings, LLC after December 31, 2001)).

12.      TYPE OF REPORTING PERSON:                                           HC



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CUSIP No. 84760T100               13G                         Page 3 of 7 Pages


1.       NAME OF REPORTING PERSON                     SBC Tower Holdings, LLC
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS:          74-2977611

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
         (a)
         (b)

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION:                Delaware

-------------------------------------------------------------------------------
NUMBER OF         5.       SOLE VOTING POWER:                                 0
SHARES
BENEFICIALLY      6.       SHARED VOTING POWER:                      13,200,000
OWNED BY
EACH              7.       SOLE DISPOSITIVE POWER:                            0
REPORTING
PERSON WITH       8.       SHARED DISPOSITIVE POWER:                 13,200,000
-------------------------------------------------------------------------------

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                              13,200,000 shares

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                     [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):     8.62%
         (based on 153,156,320 shares outstanding on October 31, 2001, and 3,469,142 shares (the estimated number of shares to be issued to SBC Tower Holdings, LLC after December 31, 2001)).

12.      TYPE OF REPORTING PERSON:  OO



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CUSIP No. 84760T100               13G                         Page 4 of 7 Pages


1.       NAME OF REPORTING PERSON:
                                    New Southwestern Bell Mobile Systems, Inc.
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  75-1905705

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
         (a)
         (b)

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION:                      Delaware

------------------------------------------------------------------ ------------
NUMBER OF         5.       SOLE VOTING POWER:                                 0
SHARES
BENEFICIALLY      6.       SHARED VOTING POWER:                      13,200,000
OWNED BY
EACH              7.       SOLE DISPOSITIVE POWER:                           0
REPORTING
PERSON WITH       8.       SHARED DISPOSITIVE POWER:                 13,200,000
-------------------------------------------------------------------------------

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                              13,200,000 shares

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                    [  ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):     8.62%
         (based on 153,156,320 shares outstanding on October 31, 2001, and 3,469,142 shares (the estimated number of shares to be issued to SBC Tower Holdings, LLC after December 31, 2001)).

12.      TYPE OF REPORTING PERSON:  CO


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CUSIP No. 84760T100               13G                         Page 5 of 7 Pages


                         Amendment No. 1 to Schedule 13G


         This Amendment No. 1 to the Schedule 13G filed on March 29, 2001 (the "Original 13G"), by SBC Communications Inc. ("SBC"), SBC Tower Holdings, LLC ("Tower Holdings"), and New Southwestern Bell Mobile Systems, Inc. ("Mobile Systems") is being filed to report its revised interest in the Common Stock of SpectraSite Holdings, Inc. (the "Issuer"). The following items of the Schedule 13G are hereby amended and restated to read in their entirety as follows:


ITEM 4.  OWNERSHIP:

         Aggregate number and percentage of the class of securities of the
Issuer:

(a)-(b) On August 25, 2000, SBC Wireless, Inc., a Delaware corporation ("SBC Wireless"), on behalf of itself and other affiliates of SBC which own telecommunications towers ("Towers"), the Issuer and Southern Towers, Inc. ("STI"), a subsidiary of Issuer, entered into an Agreement to Sublease (the "Agreement to Sublease"), pursuant to which Issuer and STI agreed to lease approximately 3,900 Towers from SBC Wireless and its affiliates.

         Under the Agreement to Sublease, as consideration for the leasing of the Towers to STI, SBC Wireless and certain other affiliates of SBC were to receive prepaid rent in the aggregate amount of approximately $1.3 billion (assuming 3,900 Towers were leased), which was payable by approximately $983 million in cash and approximately $325 million in Issuer Common Stock (subject to adjustment in accordance with the Agreement to Sublease), equaling approximately 14,291,997 shares of Issuer Common Stock. SBC Wireless subsequently assigned its interest in the Agreement to Sublease to Tower Holdings.

         On November 5, 2001, Issuer, STI and Tower Holdings agreed to modify the Agreement to Sublease to reduce the number of Towers to approximately 3,600 and to delay the final closings under such Agreement to Sublease to the first quarter of 2004. Due to this modification, the aggregate prepaid rent payable under the Agreement to Sublease is approximately $1.2 billion (assuming 3,600 Towers are leased), divided between approximately $907 million in cash and approximately $300 million in Issuer Common Stock (subject to adjustment in accordance with the Agreement to Sublease), equaling approximately 13,200,000 shares of Issuer Common Stock (representing approximately 8.62% of the outstanding shares of Issuer Common Stock). Third-party equity holders of interests in participating SBC affiliates will only receive cash under the Agreement to Sublease while Tower Holdings will receive a combination of cash and stock.

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CUSIP No. 84760T100               13G                         Page 6 of 7 Pages


         Since certain minority partner consents and ground lessor consents must be obtained before a Tower may be leased to STI, the leasing of the Towers occurs in stages. The first closing occurred on December 14, 2000. The final closing is now scheduled to occur in the first quarter of 2004. At each Closing Issuer and STI will pay consideration in cash and stock corresponding to the Towers being leased at that closing.

         To date, Tower Holdings and participating SBC affiliates have leased approximately 2,665 Towers to STI. As a result, Tower Holdings currently holds 9,730,858 shares of Issuer Common Stock, representing approximately 6.35% of the outstanding shares of the Issuer Common Stock.

         To partially protect SBC and its affiliates from a downturn in the price of Issuer Common Stock, the Agreement to Sublease provides that SBC or its affiliates may be entitled, under certain limited circumstances, to an additional payment, in the form of cash or stock (at Issuer's option), upon (i) the three year anniversary of the Agreement to Sublease, (ii) a change of control of Issuer or (iii) the sale of $75 million or more of Issuer Common Stock in an underwritten registered public offering pursuant to Sections 4, 5 or 6 of the Issuer's Registration Rights Agreement, dated as of April 20, 1999 (the "Registration Rights Agreement"), as amended by Amendment No. 1 dated November 20, 2000, pursuant to which the Issuer added Tower Holdings as a party to the Registration Rights Agreement. If any of the triggering events were to occur, Tower Holdings may receive up to approximately 10 million shares of additional Issuer Common Stock.

(c)  Number of shares as to which such persons have:

     (i)  Sole power to vote or to direct the vote:                           0

     (ii)  Shared power to vote or to direct the vote:               13,200,000

     (iii)  Sole power to dispose or to direct the disposition of:            0

     (iv)  Shared power to dispose or to direct the disposition of:  13,200,000


ITEM 10.          CERTIFICATIONS:

         By signing below, the undersigned hereby certify that, to the best of their respective knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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CUSIP No. 84760T100               13G                         Page 7 of 7 Pages



                                    SIGNATURE


         After reasonable inquiry and to the best of their respective knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated:  February 12, 2002                 SBC COMMUNICATIONS INC.



                                  By: /s/James S. Kahan
                                      James S. Kahan
                                      Senior Executive Vice President -
                                      Corporate Development



                                             SBC TOWER HOLDINGS, LLC
                                        By: New Southwestern Bell Mobile
                                       Systems, Inc., its Managing Member


                                  By: /s/James S. Kahan
                                      James S. Kahan
                                      President




                                           NEW SOUTHWESTERN BELL MOBILE
                                                 SYSTEMS, INC.



                                  By: /s/James S. Kahan
                                      James S. Kahan
                                      President